EXHIBIT B

February 20, 2013

VIA EMAIL

Mr. James McCluney

Chief Executive Officer

Emulex Corporation

3333 Susan Street

Costa Mesa, CA 92626

Dear Mr. McCluney:

Altai Capital Management, L.P. (“Altai Capital”) is a beneficial owner of approximately 5.4% of the outstanding common stock of Emulex Corporation (“Emulex” or “the Company”), making us one of the Company’s largest shareholders. We purchased our first shares of Emulex in July 2012 and have steadily grown our position since then.

We appreciate the time that Emulex’s senior management has spent with us over the past year, especially our visit to your corporate headquarters last September and our meetings at Altai Capital’s offices in New York. Our discussions with you, CFO Michael Rockenbach, President and COO Jeff Benck and other key members of your team have helped us greatly in understanding your business. We continue to gain an appreciation for the complex challenges Emulex faces over the coming years and we share your excitement for the numerous opportunities that lie ahead.

Unfortunately, the public markets do not seem to share our enthusiasm for Emulex’s prospects. Over the past several years, Emulex’s stock price has materially underperformed the market. As shown in the table below, over the last one-, three- and five-year periods, Emulex’s stock price has declined approximately (35%), (43%) and (55%), respectively. This negative performance has occurred despite increases in the broader equity markets and the overall technology sector.

Share Price Performance
	1-Year	3-Year	5-Year

Russell 2000 Index	13%	51%	31%
S&P North American Technology Sector Index	7%	41%	40%
Technology Peer Group (1)	(6) %	3%	(5) %
Emulex	(35) %	(43) %	(55) %

Underperformance vs. Russell 2000 Index	(48) %	(94) %	(86) %
Underperformance vs. S&P North American Technology Sector Index	(42) %	(84) %	(95) %
Underperformance vs. Technology Peer Group (1)	(29) %	(46) %	(50) %

(1) Median equity return as of 02/14/13. In Emulex's 2012 Proxy, the Company’s peer group is defined as: AMCC, BRCD, DGII, IDTI, MLNX, MCRL, MSCC, PMCS, QLGC, QTM, SMTC, SIMG, STEC, and XRTX.

As we have communicated to you, we believe that Emulex is deeply undervalued. Using consensus Wall Street estimates for calendar year 2013, Emulex appears to trade at a discount to its peers using several relevant metrics, specifically enterprise value (“EV”) to revenue, EV to EBITDA, and EV to EBITDA less capital expenditures (“CapEx”).

Comparable Company Analysis

	Emulex		Brocade		QLogic		PMC Sierra		Mellanox

EV	$418		$2,733		$605		$1,186		$1,961

Valuation Multiples
EV / CY2013E Revenue	0.9	x	1.2	x	1.3	x	2.2	x	4.4	x
EV / CY2013E EBITDA	4.2	x	4.6	x	6.5	x	9.3	x	21.7	x
EV / CY2013E EBITDA Less CapEx	4.9	x	5.4	x	10.6	x	12.0	x	35.5	x

Note: Valuation multiples are based on Bloomberg consensus estimates. Enterprise values are in millions and are based on share prices as of 02/14/13. Emulex enterprise value and valuation multiples do not account for the pro forma impact of the Endace Limited acquisition.

We believe that Emulex is undervalued for two primary reasons: (1) fear that Emulex will face rapid obsolescence in its Fibre Channel host bus adaptor (“HBA”) business, and (2) concerns about competition in its emerging 10-gigabit per second (“Gb” or “gig”) Ethernet business. As you are aware, Emulex derives the majority of its revenue from its Fibre Channel business. Emulex sells Fibre Channel HBAs in 2Gb, 4Gb, 8Gb and 16Gb formats. Currently, Emulex primarily sells 8Gb HBAs, but introduced more advanced 16Gb HBAs in 2011. Emulex also sells 10Gb Ethernet local area network on motherboard application specific integrated circuits (“LOMs”) and 10Gb Ethernet converged network adaptors (“CNAs”).

Investor concerns regarding these two businesses are discussed below.

1)	Emulex is facing rapid obsolescence in its core Fibre Channel business.

Many research analysts believe that Emulex will face rapid declines in its Fibre Channel business over the coming years. The research community’s fairly negative statements stand in stark contrast to Emulex’s commentary on recent earnings calls. Altai Capital’s diligence of Emulex’s Fibre Channel business leads us to agree with management and suggests that the Company’s Fibre Channel business is more resilient than many in the investment community believe.

Below, we have included related excerpts from several research reports as well as conflicting management commentary.

Recent research report excerpts:

“For Fibre Channel, based on our estimates, Emulex derives approximately 80% of revenues within the segment. This is an issue given that we forecast the segment to decline at a 9% CAGR through 2014.” (Credit Suisse, 10/03/12)

“While the Fibre Channel market is Emulex’s core market, it is widely believed that this market is in a secular decline, as enterprises move toward a more cost effective Ethernet network.” (Piper Jaffray, 01/22/13)

“Similar to its main competitor QLogic, Emulex faces secular challenges in its highly profitable but growth deprived HBA business.” (Lazard, 01/09/13)

Emulex management commentary:

“First of all, the demise of the Fibre Channel market continues to be greatly exaggerated. Customers are still buying, we are gaining market share and the 16-gig transition will be very good for us.” (Emulex FQ2 2013 earnings call, 01/31/13)

“With the growing number of customers now shipping our 16-gig offerings ahead of the competition, we are well-positioned to take advantage of the large number of 16-gig ready switchboards that are already installed in data centers. We look forward to riding the strong momentum of this core business through 2013.” (Emulex FQ2 2013 earnings call, 01/31/13)

2)	Growth in the emerging 10Gb Ethernet market will prove very challenging for Emulex.

Many research analysts are also skeptical of Emulex’s ability to be a formidable player in the 10Gb Ethernet market due to this segment’s higher competitive intensity. Emulex management has repeatedly disagreed with this viewpoint. Altai Capital’s diligence supports the view espoused by Emulex that the Company will continue to grow its 10Gb Ethernet business and that it is well-positioned to gain market share in this fast-growing market.

Below, we have again included related excerpts from several research reports as well as conflicting management commentary.

Recent research report excerpts:

“Opportunities for growth exist in the Ethernet market, but it is unclear to what extent success here will serve as an offset. Competitive footing in Ethernet is much less secure…” (Lazard, 01/09/13)

“We remain concerned that Emulex’s success in the Fibre Channel market will not necessarily translate into a similar level of success in the Ethernet market due to more significant competitive pressures.” (Piper Jaffray, 01/22/13)

“If the [10Gb Ethernet] market does see a lift, it is full of competitors. This is significantly different from the one competitor Emulex faced in traditional Fibre Channel, some with entrenched advantages. Specifically, Intel is able to cross sell its 10GbE solutions with boards, and Broadcom has a raft of IP and tremendous advantages in scale manufacturing.” (Credit Suisse, 10/03/12)

Emulex management commentary:

“So overall there are a lot of great things happening in our Fibre Channel product line, and add to this another good quarter of growth for our 10-gig business where we believe we gained share in the September quarter as well. Even considering there are some segments of the U.S. market in which we can't effectively participate today, fundamentally our Ethernet technology and roadmap including 40-gig with RDMA are industry-leading.” (FQ1 2013 earnings call, 10/25/12)

“While we enjoy a strong 10-gig Ethernet business as the number two provider in terms of revenue, we believe there's a lot of room for further growth as we're still in the early stages of 10-gig adoption across the server landscape.” (FQ2 2013 earnings call, 01/31/13)

Given investor confusion regarding Emulex’s long-term growth prospects, we are perplexed by the Company’s recent announcement to acquire Endace Limited (“Endace”). We are disappointed by Emulex’s decision to spend $130 million, or over 60% of its outstanding cash balance as of December 31, 2012 (most of which is onshore), to purchase a foreign company operating a very different business. We would have preferred that Emulex use its strong net cash balance to continue to repurchase its undervalued shares. Instead, we believe the Endace acquisition trades an easy-to-value asset (i.e., cash) for an asset that makes Emulex even harder to understand and value.

As a consequence of this transaction, we are left to wonder whether Emulex would have moved forward with the Endace acquisition if the Emulex Board owned more of the Company’s stock. Altai Capital believes that companies whose Board members have significant stock ownership are more incentivized to drive value to shareholders. At present, shareholder representation on Emulex’s Board is limited. The table below shows Altai Capital’s five largest positions and associated common stock ownership by Board members and company insiders.

Altai Capital's Five Largest Positions

Insider
Company	Representation

Remy International	56%
ServiceSource International	32%
Six Flags Entertainment	29%
MEMC Electronic Materials	9%

Emulex	2%

Source: Bloomberg, as of 02/14/13.

Note: Insider Representation refers to % of outstanding common stock owned by Board members and company insiders.

It is our view that Emulex should consider a number of strategic questions over the coming months, including the following:

1.	Should Emulex continue to transform its business by (a) pursuing transactions such as Endace and (b) investing in research and development to address new growth markets;
2.	Should the Company concentrate on its existing businesses and pursue profitability over growth;
3.	Should the Company return capital to shareholders immediately through increased share repurchases; or
4.	Should Emulex pursue a sale of itself in its entirety?

We believe that as Emulex considers the value of each of these alternatives, it must weigh heavily the execution risks and the time required to achieve each potential outcome. Altai Capital urges the Company to choose the option with the highest expected risk-adjusted return, as opposed to the option with the highest projected future value.

We believe that Emulex and its shareholders would be well-served to add members to its Board with a greater economic stake in the Company. These properly incentivized Board members should be tasked with evaluating the alternatives outlined above. We hope that Emulex seeks ways of increasing shareholder ownership on the Board over the coming months. We look forward to continuing our constructive dialogue with you to achieve this immediate objective as well as our shared longer-term goal of delivering the highest risk-adjusted return to shareholders.

Sincerely,

/s/ Rishi Bajaj

  Rishi Bajaj

  Chief Investment Officer